Exhibit 99.1

POET TECHNOLOGIES INC.

120 Eglinton Avenue East, Suite 1107, Toronto, ON M4P 1E2

Telephone: 416-368-9411

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual and Special Meeting (the "Meeting") of holders (the "Shareholders") of common shares (the "Shares") of POET Technologies Inc. (the "Company") will be held virtually ://meetnow.global/MA7YKL7)) at 1:00 p.m. (EDT) on June 27, 2025 for the following purposes:

1.	to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2024 together with the auditor's report thereon and interim financial statements of the Company for the period ended March 31, 2025;

2.	to elect the directors of the Company for the coming year;

3.	to appoint Davidson & Company LLP as the auditors of the Company and to authorize the directors to fix their remuneration; and

4.	to approve a resolution of a majority of the disinterested shareholders of the Company, approving the amendments to the Company's omnibus incentive plan, as more particularly set out in the Circular;

5.	to transact such further or other business as may properly come before the Meeting or any adjournments thereof.

The accompanying Circular provides important and detailed infonnation relating to the matters to be dealt with at the Meeting and forms part of this notice. Shareholders are encouraged to express their vote in advance by completing the form of proxy or voting instruction form provided to them.

Registered Shareholders as of the record date of May 1, 2025 may exercise their right to vote by completing and submitting the form of proxy provided to you. To be effective, the proxy must be received by the Company's transfer agent and registrar, Computershare Investor Services Inc. ("Computershare"), prior to 1:00 p.m. (EDT) on June 25, 2025 or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours, excluding Saturdays, Sundays and holidays in the Province of Ontario, prior to the time of the adjournment or postponement. Registered Shareholders may also vote their Shares by attending the virtual Meeting. Detailed instructions on how to complete and return proxies are provided in the accompanying Circular.

Non-registered Shareholders, including those who hold Shares in the name of a bank, trust company, securities dealer or broker, or other intermediary, should receive a voting instruction form that contains voting instructions. The voting instruction form includes detailed instructions on how to complete the form, where to return it and the deadline for returning it, which may be earlier than the deadline for Registered Shareholders. If you are unsure about anything in such voting instructions, contact your intermediary through which you hold your Shares. Shareholders may also vote their Shares online using the procedures described in the form of proxy or voting instruction form, as applicable.

It is important that you read and follow the instructions on how to vote by proxy included in the accompanying Circular or the instructions on your voting instruction form (the "VIF") in order to have your vote count. The voting rights attached to the Shares represented by proxy will be voted in accordance with the instructions indicated thereon. If no instructions are given, the voting rights attached to such Shares will be voted FOR: the election of directors of the Company for the coming year, (b) the appointment of Davidson & Company LLP as the Company's auditors and authorizing the directors to fix their remuneration, (c) to pass an ordinary resolution approving the amendments to the Company's omnibus incentive plan and, (d) to pass an ordinary resolution approving the amendment of insider options.

For additional inquiries, you may contact the Company at 416-368-9411.

Dated this 1st day of May 2024.	By Order of the Board of Directors

(signed) "Thomas R. Mika"

Thomas R. Mika
Secretary